Annual Shareholder Meeting Results
The Funds held their annual meetings of shareholders on December 18, 2014. Common preferred shareholders voted as indicated below:
PIMCO California Municipal Income Fund Affirmative

Election of Craig Dawson Class III to serve until the annual meeting for the 2017 2018 fiscal year Affirmative 16,794,148 Withheld Authority 352,226 Reelection of Bradford K. Gallagher Class III to serve until the annual Meeting for the 2017 2018 fiscal year Affirmative 16,784,843 Withheld Authority 361,531 Reelection of John C. Maney Class III to serve until the annual Meeting for the 2017 2018 fiscal year Affirmative 16,785,112 Withheld Authority 361,262 The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Hans W. Kertess, William B. Ogden, IV, James
A. Jacobson and Alan Rappaport
continued to serve as Trustees of the Fund.

Interested Trustee

Special Shareholder Meeting Results
The Funds held a special meeting of shareholders on June 9, 2014 to vote on the approval of the new investment management agreement between the Funds and PIMCO, as discussed in Note 7 to the Notes to Financial Statements. The special meeting was convened as scheduled on June 9, 2014. However, because sufficient votes in favor of the proposal had not been received for any Fund at the time of the special meeting, the shareholders of each Fund present voted to adjourn the special meeting to July 10, 2014 to permit further solicitation of proxies. On July 10, 2014 the special meeting was reconvened, and common and preferred shareholders (if any) of each Fund voted as indicated below:

PIMCO California Municipal Income Fund
Approval of an Investment Management Agreement between
PIMCO California Municipal Income Fund and Pacific Investment
Management Company LLC

   For      Against      Abstain
8,476,553   350,277     1,460,937